[Letterhead of Sutherland Asbill & Brennan LLP]

July 27, 2015

VIA EDGAR

Edward P. Bartz, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Capitala Finance Corp.

Registration Statement on Form N-2

Filed on May 29, 2015 (File No. 333-204582)

Dear Mr. Bartz:

On behalf of Capitala Finance Corp. (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company in a letter, dated June 26, 2015, with respect to the Company’s registration statement on Form N-2 (File No. 333-204582), filed with the Commission on May 29, 2015 (the “Registration Statement”), and the prospectus included therein (the “Prospectus”). The Staff’s comments are set forth below and are followed by the Company’s responses. Where revisions to the Prospectus are referenced in the below responses, such revisions have been included in Pre-Effective Amendment No. 1 to the Registration Statement, filed concurrently herewith.

PROSPECTUS

Cover Page

1.	Comment: The cover page does not specify the dollar amount of the securities being offered. Please ensure that the pre-effective amendment filed in response to this letter provides this information. In addition, please provide us with a representation that the Company will not use the term “senior” with respect to future offerings of the Company’s debt securities unless the debt will be senior in priority to other outstanding debt of the Company.

Response: The Company has revised the Prospectus to specify the dollar amount of the securities being offered. In addition, the Company represents to the Staff on a supplemental basis that the Company will not use the term “senior” with respect to future offerings of the Company’s debt securities unless the debt will be senior in priority to other outstanding debt of the Company.

Edward P Bartz, Esq.

July 27, 2015

2.	Comment: The second paragraph of the cover page states that the Company may offer its securities at prices and on terms described in one or more prospectus supplements to this prospectus. In your response letter, please provide an undertaking on behalf of the Company to file an unqualified legality opinion and related consent of counsel, consistent with Staff Legal Bulletin No. 19 (Oct. 14, 2011), in a post-effective amendment with each take-down from this shelf registration statement. Please also confirm to the staff in your response letter that the Company will submit any underwritten offering to FINRA for its prior approval of the underwriting terms.

Response: The Company has filed as an exhibit with Pre-Effective Amendment No. 1 to the Registration Statement the legality opinion regarding all securities being registered and a related consent of counsel. The Company acknowledges that, because the terms of the actual offerings from the Registration Statement are uncertain and not yet authorized by the Company’s Board of Directors, the Company will be required to file an unqualified legality opinion and a related consent of counsel in a post-effective amendment to the Registration Statement with each takedown from the Registration Statement. Further, the Company confirms to the Staff that the Company will submit, or ensure that the applicable underwriter submits, any underwritten offering to the Financial Industry Regulatory Authority, Inc. for its prior approval of the underwriting terms.

Prospectus Summary – Capitala Finance Corp. – Our Investment Strategy (Page 3)

3.	Comment: The second paragraph of this section states that “[w]e typically will not limit our loan commitments to a percentage of a traditional borrowing base.” Please revise this sentence in plain English.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Prospectus Summary – Summary Risk Factors (Page 10)

4.	Comment: Please disclose in this section that the Company primarily invests in securities that are rated below investment grade, or would be rated below investment grade if they were rated, and that these securities are commonly referred to as “junk bonds” and have predominantly speculative investment characteristics.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

The Offering – Investment Advisory Fees (Page 14)

5.	Comment: The third paragraph in this section regarding deferred incentive fees is very technical. Please revise this paragraph in plain English, and provide an example of when a deferral of the incentive fee will occur. Please also clarify how the recouping of the deferred incentive fee will occur.

Edward P Bartz, Esq.

July 27, 2015

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment. In addition, the Company advises the Staff on a supplemental basis that there is an example (Example 3) of the deferral mechanism in the “Investment Advisory Agreement” section of the Prospectus and the Company has added a cross-reference to this example in “The Offering – Investment Advisory Fees” section of the Prospectus.

Management’s Discussion and Analysis of Financial Condition and Results of Operations – Investment income (Page 69)

6.	Comment: In future financial statement filings, please disclose the amount of income generated that is non-recurring and describe the impact of non-recurring fees on earnings and/or yield in the Management’s Discussion and Analysis section or in the financial statements. See the AICPA Expert Panel Minutes dated September 16, 2014, Section IV.3.a(c)

(http://www.aicpa.org/InterestAreas/FRC/IndustryInsights/DownloadableDocuments/INV/INV_EP_Minutes/ INV_ExpertPanel_Minutes_Archive.pdf).

Response: The Company confirms to the Staff that going-forward the Company will disclose the amount of income generated that is non-recurring and will describe the impact of non-recurring fees on earnings and/or yield in future “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections or in its future financial statements.

Portfolio Companies (Page 101)

7.	Comment: Footnote (5) to the table of portfolio companies discusses non-qualifying assets. Please disclose the total percentage of assets represented by non-qualifying assets, and include similar disclosures in the schedules of investments in future financial statement filings.

Response: The Company has revised footnote (5) to the “Portfolio Companies” table in the Prospectus in response to the Staff’s comment. The Company also confirms that it will include similar disclosure in the Consolidated Schedule of Investments in the Company’s future financial statements.

Notes to Consolidated Financial Statements – Note 2. Summary of Significant Accounting Policies – Commitments and Contingenies (Page F-25)

8.	Comment: Unfunded commitments, which are contractual obligations of a company to make loans up to a specified amount at future dates, may subject the company to risks similar to those created by standby commitment agreements. Unfunded commitments, like standby commitment agreements, may be senior securities under Section 18(g) of the Investment Company Act of 1940 (the “Investment Company Act”) (“any … obligation or instrument constituting a security and evidencing indebtedness”). See Investment Company Act Release 10666, "Securities Trading Practices of Registered Investment Companies” (April 18, 1979). Please explain to us whether the Company currently treats its unfunded commitments as senior securities and, if not, why not? Also, please explain to us whether the Company currently segregates liquid assets, or has borrowing capacity within its 200% asset coverage limitation, sufficient to cover the value of its unfunded commitments.

Edward P Bartz, Esq.

July 27, 2015

Response: The Company confirms to the Staff on a supplemental basis that, assuming that any of the Company’s unfunded commitments are senior securities, the Company will satisfy the 200% asset coverage requirement under the Investment Company Act when it issues or sells any of its securities. The calculation supporting compliance with the 200% asset coverage requirement as of March 31, 2015, which is also disclosed in footnote 6 to the “Senior Securities” table in the Prospectus, is as follows:

As of March 31, 2015
(dollars in thousands)
Assets Less Non-Senior Securities Liabilities	$366,696
Senior Securities	$128,438
Unfunded Commitments	$16,461
Total Senior Securities and Unfunded Commitments	$144,899
Asset Coverage	253.1%

Notes to Consolidated Financial Statements – Note 4. Investments – Capitala Senior Liquid Loan Fund I, LLC (Page F-28)

9.	Comment: This section discloses that the Company entered into a joint venture with Trinity Universal Insurance Company, the design and purpose of which appears to be to act as an extension of the Company’s investment operations and to facilitate the execution of the Company’s investment strategy. Since the Company does not consolidate the joint venture:

•	Please include additional information about the joint venture in the Management’s Discussion and Analysis section and in the Notes to Financial Statements in 10-Qs and 10-Ks. This information should include a detailed schedule of investments with the fair value of each investment, detailed information concerning capital structure and leverage, summarized balance sheet and income statement amounts, the number of loans on nonaccrual status, and other material items of the joint venture that would be helpful to shareholders in understanding the Company’s investment in the joint venture.

Response: The Company advises the Staff that, in response to the Staff’s comment, it will include additional information about the joint venture in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and the notes to the consolidated financial statements in future quarterly reports on Form 10-Q and annual reports on Form 10-K.

Edward P Bartz, Esq.

July 27, 2015

•	Please provide us with the analysis supporting the non-consolidation of the joint venture, and confirm that the Company’s auditor agrees that the joint venture should not be consolidated.

Response: The Company advises the Staff on a supplemental basis that the Company has determined that it should not consolidate the joint venture, Capitala Senior Liquid Loan Fund I, LLC (“CSLLF”), on the Company's consolidated financial statements because the Company does not have a controlling financial interest in CSLLF. Considering the guidance in U.S. GAAP as well as the guidance in the SEC's IM Guidance October 2014/No. 2014-11, the Company has concluded that CSLLF meets the definition of an investment company for accounting purposes and noted that the non-controlling interest is significant (20%). As it relates to the purpose and design of CSLLF, the Company has concluded that CSLLF is not an extension of the Company's investment operations given shared power/voting rights exist with the other member of CSLLF, Trinity Universal Insurance Company (“Trinity”), a subsidiary of Kemper Corporation.

Specifically, the Company considered the determination of a controlling financial interest based on both the variable interest and the voting models. The Company and Trinity each have an equal 50% voting interest in CSLLF and all decisions that significantly impact the economic performance of CSLLF must be unanimously approved by the voting representative of the Company and Trinity on both the investment committee (for portfolio decisions) and board of managers (for non-portfolio decisions) of CSLLF. The Company has determined that Trinity has adequate investment management experience and substantively participates in the significant decisions made by the investment committee and board of managers. Therefore, the Company does not have a controlling financial interest since power over all of the significant decisions is shared. Therefore, consistent with GAAP and industry practice, the Company has concluded that it should not consolidate the joint venture.

The Company has provided the joint venture and related agreements to its registered independent public accounting firm, Ernst & Young LLP. Ernst & Young LLP has not opined on the Company's financial statements for the year ending December 31, 2015 and the Company's assessment not to consolidate the joint venture is subject to completing its audit procedures. However, the Company believes based upon feedback to date, that Ernst & Young LLP will not object to the Company's assessment.

GENERAL COMMENTS

10.	Comment: If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act of 1933 (the “Securities Act”), please identify the omitted information to us, preferably before filing the final pre-effective amendment.

Response: The Company advises the Staff on a supplemental basis that it does not presently intend to omit information from the form of prospectus included with the Registration Statement that is declared effective in reliance on Rule 430A under the Securities Act of 1933, as amended.

11.	Comment: Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response: The Company advises the Staff on a supplemental basis that it does not presently intend to seek any exemptive or no-action relief in connection with the Registration Statement.

Edward P Bartz, Esq.

July 27, 2015

12.	Comment: Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

Response: The Company acknowledges the Staff’s comment and has reflected the changes referenced herein in Pre-Effective Amendment No. 1 to the Registration Statement.

13.	Comment: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Company and its management are in possession of all facts relating to the Company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response: The Company acknowledges the Staff’s comment.

14.	Comment: Notwithstanding our comments, in the event the Company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Response: The Company acknowledges the Staff’s comment.

*        *        *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0515 or Steven B. Boehm at (202) 383-0176.

Sincerely,

/s/ John J. Mahon

John J. Mahon

cc:	Joseph B. Alala III / Capitala Finance Corp.

Steven B. Boehm / Sutherland Asbill & Brennan LLP